

PLANTED RECOVERY, INC

Financial Statements: Fiscal years ended December 31, 2019 and 2020



FEBRUARY 1, 2021

PLANTED RECOVERY, INC

www.plantedrecovery.com

Planted Recovery INC

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Operating Account	1,393.22
Total Bank Accounts	**$1,393.22**
Other Current Assets	
Planted Recovery, LLC	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$1,393.22**
TOTAL ASSETS	**$1,393.22**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,750.00
Total Accounts Payable	**$1,750.00**
Total Current Liabilities	**$1,750.00**
Long-Term Liabilities	
Notes Payable	5,000.00
Total Long-Term Liabilities	**$5,000.00**
Total Liabilities	**$6,750.00**
Equity	
Investor Stock Purchase	
Common Stock	25,000.00
Total Investor Stock Purchase	**25,000.00**
Retained Earnings	
Net Income	-30,356.78
Total Equity	**$ -5,356.78**
TOTAL LIABILITIES AND EQUITY	**$1,393.22**

Planted Recovery INC

Profit and Loss
January - December 2019

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Direct Operating Business Costs	
Contractors - 1099	14,330.76
Other Subcontractors - non 1099	3,535.38
Software Fees & Maintenance	5,780.21
Travel	28.96
Total Direct Operating Business Costs	**23,675.31**
Project Fund Raise	
Bank Fees in Association With Funds Raised	15.00
Travel,Lodging,Meals	1,828.84
Total Project Fund Raise	**1,843.84**
Total Cost of Goods Sold	**$25,519.15**
GROSS PROFIT	**$ -25,519.15**
Expenses	
Advertising & Marketing	918.00
Media/Video/Promotional	360.00
Total Advertising & Marketing	**1,278.00**
Bank Charges & Fees	37.00
Legal & Professional Services	
Outsource of Expert, Temp	397.95
Total Legal & Professional Services	**397.95**
Office Supplies & Small Equipment	30.69
Rent or Lease	2,800.00
Utilities	293.99
Total Expenses	**$4,837.63**
NET OPERATING INCOME	**$ -30,356.78**
NET INCOME	**$ -30,356.78**

Planted Recovery INC

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-30,356.78
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Planted Recovery, LLC	0.00
Accounts Payable (A/P)	1,750.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,750.00**
Net cash provided by operating activities	**$ -28,606.78**
FINANCING ACTIVITIES	
Notes Payable	5,000.00
Investor Stock Purchase:Common Stock	25,000.00
Net cash provided by financing activities	**$30,000.00**
NET CASH INCREASE FOR PERIOD	**$1,393.22**
CASH AT END OF PERIOD	**$1,393.22**

Planted Recovery, Inc.
Statement of Shareholder Equity
As of December 31, 2019

	Common Stock		Preferred Stock		Additional Pain-in-Capital	Retained Earnings (Cummulative Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance 1/1/2019	-	$ -		$ -	$ -	$ -	$ -
Contributions	100,000.00	$ 25,000.00		$ -	$ -	$ -	$ 25,000.00
Other comprehensive gain/(loss)		$ -		$ -	$ -	$ -	$ -
Net income							$ (30,356.78)
Ending Balance, 12/31/19		$ 25,000.00		$ -	$ -		$ (5,356.78)

Planted Recovery INC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Operating Account	14,454.90
Chase - Cash Account	0.00
Total Bank Accounts	**$14,454.90**
Accounts Receivable	
Billable to Insurance	1,000.00
Total Accounts Receivable	**$1,000.00**
Other Current Assets	
Planted Recovery, LLC	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$15,454.90**
TOTAL ASSETS	**$15,454.90**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	6,895.50
Total Accounts Payable	**$6,895.50**
Other Current Liabilities	
Loans	196.34
Total Other Current Liabilities	**$196.34**
Total Current Liabilities	**$7,091.84**
Long-Term Liabilities	
Notes Payable	5,000.00
Total Long-Term Liabilities	**$5,000.00**
Total Liabilities	**$12,091.84**
Equity	
Investor Stock Purchase	
Common Stock	85,000.00
Total Investor Stock Purchase	**85,000.00**
Retained Earnings	-30,356.78
Net Income	-51,280.16
Total Equity	**$3,363.06**
TOTAL LIABILITIES AND EQUITY	**$15,454.90**

Planted Recovery INC

Profit and Loss
January - December 2020

	TOTAL
Income	
Individual Pay	1,750.00
Sales of Product Income	1,001.08
Uncategorized Income	
EIDL - Disaster Income	10,000.00
Total Uncategorized Income	**10,000.00**
Total Income	**$12,751.08**
Cost of Goods Sold	
Direct Operating Business Costs	
Contractors - 1099	22,122.50
Insurance	1,245.13
Merchant Fees	370.59
Other Subcontractors - non 1099	13,021.03
Software Fees & Maintenance	16,494.54
Travel	58.00
Total Direct Operating Business Costs	**53,311.79**
Project Fund Raise	
Bank Fees in Association With Funds Raised	120.00
Fidelity, Mark Silverman, other Fees	20.00
Total Project Fund Raise	**140.00**
Total Cost of Goods Sold	**$53,451.79**
GROSS PROFIT	**$ -40,700.71**
Expenses	
Advertising & Marketing	406.94
Marketing Tools/Software	101.97
Media/Video/Promotional	80.00
Total Advertising & Marketing	**588.91**
Bank Charges & Fees	100.11
Job Supplies	300.00
Legal & Professional Services	2,477.29
Outsource of Expert, Temp	260.23
Total Legal & Professional Services	**2,737.52**
Office Supplies & Small Equipment	462.58
Rent or Lease	5,600.00
Utilities	790.33
Total Expenses	**$10,579.45**
NET OPERATING INCOME	**$ -51,280.16**
NET INCOME	**$ -51,280.16**

Planted Recovery INC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-51,280.16
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Billable to Insurance	-1,000.00
Planted Recovery, LLC	0.00
Accounts Payable (A/P)	5,145.50
Loans	196.34
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,341.84**
Net cash provided by operating activities	**$ -46,938.32**
FINANCING ACTIVITIES	
Investor Stock Purchase:Common Stock	60,000.00
Retained Earnings	0.00
Net cash provided by financing activities	**$60,000.00**
NET CASH INCREASE FOR PERIOD	**$13,061.68**
Cash at beginning of period	1,393.22
CASH AT END OF PERIOD	**$14,454.90**

Planted Recovery, Inc.
Statement of Shareholder Equity
As of December 31, 2020

	Common Stock		Preferred Stock		Additional	Retained Earnings	Total
	Shares	Amount	Shares	Amount	Pain-in-Capital	(Cummulative Deficit)	
Beginning Balance 1/1/2020	100,000.00	$ 25,000.00		$ -	$ -	$ (30,356.78)	$ (5,356.78)
Contributions	240,000.00	$ 60,000.00		$ -		$ -	$ 60,000.00
Other comprehensive gain/(loss)		$ -		$ -	$ -	$ -	$ -
Net income							$ (51,280.16)
Ending Balance, 12/31/20	**340,000.00**	**$ 85,000.00**		$ -	$ -	$ (30,356.78)	$ 3,363.06

Planted Recovery Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the period January 1, 2019 through December 31, 2020

NOTE I - ORGANIZATION AND NATURE OF THE BUSINESS

Planted Recovery, Inc. (the "Company"), is a corporation organized under the laws of the State of California. The Company operates a I00% web-based addiction treatment program and derives revenue from Health Plans by delivering clinical treatment services to its' membership.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting- The Company prepared the accompanying financial statements **in** conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of any normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimate,;- The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash and Cash Equivalents - Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

Restricted Cash - The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2020.

Income Taxes"-For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

Equity- 10,000,000 total shares of Planted Recovery Inc. have been issued. A total of 5,650,000 shares have been allocated, with an option pool of 1,550,000 shares. In 2019 prior to incorporating there was a capital raise of $250,000.00. Since incorporation there has been $80,000.00 raised and $5,000.00 issued as debt.